FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of November 22, 2005

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F  ☒                            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

Date: November 22, 2005	By:	/s/ WALKER BOYD
	Name:	Walker Boyd
	Title:	Group Finance Director

Signet Group plc

Unaudited results for the 13 weeks and the 39 weeks to 29 October 2005

SIGNET REPORTS THIRD QUARTER RESULTS

Signet Group plc (LSE: SIG and NYSE: SIG), the world’s largest speciality retail jeweller, today announces its third quarter results for the 13 week and 39 week period to 29 October 2005. These results are reported under International Financial Reporting Standards (‘IFRS’), see Note 10 for details.

Group

In the 13 week period to 29 October 2005, total sales rose to £310.5 million (13 weeks to 30 October 2004: £293.7 million), an increase of 5.7%. Like for like sales were up by 1.8%. Group profit before tax was £3.0 million (13 weeks to 30 October 2004: £7.0 million). The third quarter is traditionally a period of low profitability, therefore the decline in results should have relatively little impact on the year as a whole. Operating profit was £5.5 million (13 weeks to 30 October 2004: £9.9 million). Exchange rate movements had little effect on the results (See Note 8).

In the 39 week period, total sales increased to £1,033.4 million (39 weeks to 30 October 2004: £978.0 million), a rise of 6.5% at constant exchange rates; at actual exchange rates there was an increase of 5.7%. Like for like sales were up by 2.9%. Group profit before tax was £55.1 million (39 weeks to 30 October 2004: £57.0 million) and operating profit was £61.0 million (39 weeks to 30 October 2004: £64.6 million). The average exchange rate for the period was £1/$1.84 (39 weeks to 30 October 2004: £1/$1.82). Earnings per share were 2.1p (39 weeks to 30 October 2004: 2.1p).

United States (circa 70% of Group annual sales)

In the 13 week period to 29 October 2005, US operating profit rose by 20.3% to £9.5 million (13 weeks to 30 October 2004: £7.9 million). Like for like sales were up by 6.6%; performance during the latter two months of the period, although less strong, remained solid. Total sales increased by 12.1% to £220.0 million (13 weeks to 30 October 2004: £196.3 million). The operating margin increased to 4.3% (13 weeks to 30 October 2004: 4.0%). The gross margin was down due to changes in the sales mix and commodity cost increases which were partly offset by supply chain initiatives and selective price increases. The impact on the fourth quarter is expected to be similar. While store closures due to hurricanes had little effect on the third quarter, potential uninsured losses are expected to have some impact on the fourth quarter.

In the 39 week period, US operating profit was up by 19.3% at constant exchange rates and by 18.1% on a reported basis to £70.6 million (39 weeks to 30 October 2004: £59.8 million). Like for like sales rose by 7.6%. Total sales advanced by 12.4% at constant exchange rates and by 11.2% on a reported basis to £759.6 million (39 weeks to 30 October 2004: £683.3 million). The operating margin increased to 9.3% (39 weeks to 30 October 2004: 8.8%). The bad debt charge was 3.2% of total sales (39 weeks to 30 October 2004: 2.9%), comfortably in the range of recent years.

Benefit continues to accrue from action to further enhance merchandise ranges including the expansion of the Leo Diamond assortment, development of the loose diamond and large solitaire ring selection, growth of fashion gold merchandise and further extension of luxury watch ranges in Jared. The holiday season will again see an increase in Kay national television advertising and Jared will enjoy local television advertising support in all stores for the first time. JB Robinson, the division’s leading regional brand, will begin testing television advertising in one local market. Annual spending on marketing as a proportion of sales is planned to be slightly higher than last year due to the expansion of Jared. Net new space growth during 2005/06 is expected to be about 9%, of which Jared will account for some 60%.

United Kingdom (circa 30% of Group annual sales)

Against the background of continuing difficult trading conditions like for like sales decreased by 8.1% in the 13 weeks to 29 October 2005. Total sales were down by 7.1% to £90.5 million (13 weeks to 30 October 2004: £97.4 million). This resulted in an operating loss of £2.5 million (13 weeks to 30 October 2004: £3.7 million profit).

In the 39 week period to 29 October 2005 like for like sales decreased by 7.9% and total sales by 7.1% to £273.8 million (39 weeks to 30 October 2004: £294.7 million). This was reflected in an operating loss of £4.9 million (39 weeks to 30 October 2004: £9.7 million profit including a £1.7 million restructuring charge). Gross margin was ahead of last year.

Tight control of costs, gross margin and inventory was maintained. The division’s average selling price increased further in the quarter, as did diamond participation in the sales mix. This reflected the enhanced diamond jewellery selection and continued emphasis on staff training. 226 stores, predominantly H.Samuel, are now trading under the more open, customer friendly store format. Television advertising spend will be similar to last year during the Christmas season for both H.Samuel and Ernest Jones and will cover the same regions.

Group Central Costs, Financing Costs, Taxation and Net Debt

In the 13 week period, Group central costs were £1.6 million (13 weeks to 30 October 2004: £1.7 million); in the 39 weeks they were £4.7 million (39 weeks to 30 October 2004: £4.9 million). Financing costs for the 13 weeks were £2.5 million (13 weeks to 30 October 2004: £2.9 million) and for 39 weeks were £5.9 million (39 weeks to 30 October 2004: £7.6 million). The tax rate for the 39 weeks to 29 October 2005 was as anticipated 34.5% (39 weeks to 30 October 2004: 37.0%).

Net debt at 29 October 2005 was £217.9 million (30 October 2004: £192.6 million). The seasonal increase in net debt resulting from cash flows in the 39 weeks to 29 October 2005 was £121.2 million before translation differences (39 weeks to 30 October 2004: £113.8 million). The increase reflected changes in timing of merchandise deliveries together with higher tax and dividend payments offset by the sale of the freehold of the UK division’s head office.

Comment

Terry Burman, Group Chief Executive, commented: “Group profit before tax in the nine months to date was only slightly below that of last year. Our US division performed extremely well whilst the UK business experienced difficult trading conditions throughout the period.

Our businesses are in good shape and are well placed to compete. As always, results for the year as a whole will be dependent on the outcome during the all important fourth quarter, which represents some 40% of annual sales.”

Enquiries:	Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
	Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520

	Mike Smith, Brunswick	+44 (0) 20 7404 5959
	Pamela Small, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,803 speciality retail jewellery stores at 29 October 2005; these included 1,202 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 601 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Company operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2004/05 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 3, 2005 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Investor Relations Programme Details

There will be a conference call for all interested parties today at 2.00 p.m. GMT (9.00 a.m. EST and 6.00 a.m. Pacific Time) and a simultaneous audiocast at www.signetgroupplc.com. To help ensure the conference call begins in a timely manner, could all participants please dial in 5 to 10 minutes prior to the scheduled start time. The call details are:

UK dial-in:	+44 (0) 20 7365 1850
US dial-in:	+1 718 354 1172

UK 48 hr. replay:	+44 (0) 20 7784 1024	Pass code: 8156410#
US 48 hr. replay:	+1 718 354 1112	Pass code: 8156410#

The Christmas Trading Statement is expected to be released on Thursday 12 January 2006.

SIGNET GROUP plc

Unaudited interim consolidated income statement for the 39 weeks ended 29 October 2005

		13 weeks ended 29 October 2005	13 weeks ended 30 October 2004	39 weeks ended 29 October 2005	39 weeks ended 30 October 2004	52 weeks ended 29 January 2005
	Notes	£m	£m	£m	£m	£m
Sales	2,8	310.5	293.7	1,033.4	978.0	1,615.5
Cost of sales		(299.7)	(276.7)	(953.5)	(888.2)	(1,371.8)

Gross profit		10.8	17.0	79.9	89.8	243.7
Administrative expenses		(15.9)	(16.4)	(52.4)	(54.0)	(69.8)
Other operating income		10.6	9.3	33.5	28.8	38.6

Operating profit	2,8	5.5	9.9	61.0	64.6	212.5
Financing costs	3	(2.5)	(2.9)	(5.9)	(7.6)	(8.6)

Profit before tax	8	3.0	7.0	55.1	57.0	203.9
Taxation	4	(1.0)	(2.9)	(19.0)	(21.1)	(69.1)

Profit for the financial period		2.0	4.1	36.1	35.9	134.8

Earnings per share
- basic	6	0.1p	0.2p	2.1p	2.1p	7.8p
- diluted	6	0.1p	0.2p	2.1p	2.1p	7.8p

All of the above relate to continuing activities.

Unaudited consolidated balance sheet at 29 October 2005

	29 October 2005	30 October 2004	29 January 2005
	£m	£m	£m
Assets
Non-current assets
Intangible assets	21.3	18.2	17.4
Property, plant and equipment	252.4	231.9	225.2
Other receivables	13.9	11.3	11.6
Retirement benefit asset	—	1.7	—
Deferred tax assets	13.1	35.1	12.4

	300.7	298.2	266.6

Current assets
Inventories	766.1	676.2	577.9
Trade and other receivables	331.5	278.3	359.4
Cash and cash equivalents	19.8	16.1	59.6

	1,117.4	970.6	996.9

Total assets	1,418.1	1,268.8	1,263.5

Liabilities
Current liabilities
Short-term borrowings	(96.6)	(71.5)	(10.3)
Trade and other payables	(228.0)	(215.8)	(163.3)
Deferred income	(45.4)	(39.4)	(53.5)
Current tax	(7.5)	(29.0)	(43.8)

	(377.5)	(355.7)	(270.9)

Non-current liabilities
Bank loans	(141.0)	(137.2)	(132.8)
Trade and other payables	(34.5)	(25.2)	(26.7)
Deferred income	(57.6)	(51.6)	(56.2)
Provisions	(5.5)	(6.0)	(5.8)
Retirement benefit obligation	(1.9)	—	(1.9)

	(240.5)	(220.0)	(223.4)

Total liabilities	(618.0)	(575.7)	(494.3)

Net assets	800.1	693.1	769.2

Equity
Capital and reserves attributable to equity shareholders
Called up share capital	8.7	8.7	8.7
Share premium	68.8	64.2	68.0
Other reserves	132.2	139.4	152.3
Retained earnings	590.4	480.8	540.2

Total equity	800.1	693.1	769.2

Unaudited consolidated statement of recognised income and expense for the 39 weeks ended 29 October 2005

	13 weeks ended 29 October 2005	13 weeks ended 30 October 2004	39 weeks ended 29 October 2005	39 weeks ended 30 October 2004	52 weeks ended 29 January 2005
	£m	£m	£m	£m	£m
Profit for the financial period	2.0	4.1	36.1	35.9	134.8
Translation differences	(13.6)	(4.8)	54.5	(4.8)	(32.6)
Gains on cash flow hedges	—	—	1.8	—	—
Actuarial loss on retirement benefit scheme	—	—	—	—	(3.9)

Total recognised (expense)/income for the period	(11.6)	(0.7)	92.4	31.1	98.3

Unaudited changes in total equity for the 39 weeks ended 29 October 2005

	Share capital	Share premium	Revaluation reserve	Special reserves	Reserve for own shares	Retained earnings	Total
	£m	£m	£m	£m	£m	£m	£m
Balance at 29 January 2005	8.7	68.0	4.3	155.9	(7.9)	540.2	769.2
Recognised income and expense:
- Profit for the financial period	—	—	—	—	—	36.1	36.1
- Gains on cash flow hedges	—	—	—	—	—	1.8	1.8
- Translation differences	—	—	—	(21.8)	—	54.5	32.7
Equity-settled transactions	—	—	—	—	—	3.3	3.3
Dividends	—	—	—	—	—	(45.5)	(45.5)
Share options exercised	—	0.8	—	—	1.7	—	2.5

Balance at 29 October 2005	8.7	68.8	4.3	134.1	(6.2)	590.4	800.1

Unaudited changes in total equity for the 39 weeks ended 30 October 2004

	Share capital	Share premium	Revaluation reserve	Special reserves	Reserve for own shares	Retained earnings	Total
	£m	£m	£m	£m	£m	£m	£m
Balance at 31 January 2004	8.6	60.7	3.1	142.2	—	483.2	697.8
Recognised income and expense:
- Profit for the financial period	—	—	—	—	—	35.9	35.9
- Translation differences	—	—	—	2.0	—	(4.8)	(2.8)
Equity-settled transactions	—	—	—	—	—	3.8	3.8
Dividends	—	—	—	—	—	(37.3)	(37.3)
Share options exercised	0.1	3.5	—	—	1.6	—	5.2
Purchase of own shares by ESOT(1)	—	—	—	—	(9.5)	—	(9.5)

Balance at 30 October 2004	8.7	64.2	3.1	144.2	(7.9)	480.8	693.1

(1)	Shares purchased to satisfy the exercise of share options granted to employees of Signet Group plc and its subsidiaries.

Unaudited consolidated cash flow statement for the 39 weeks ended 29 October 2005

	13 weeks ended 29 October 2005	13 weeks ended 30 October 2004	39 weeks ended 29 October 2005	39 weeks ended 30 October 2004	52 weeks ended 29 January 2005
	£m	£m	£m	£m	£m
Cash flows from operating activities:
Profit before tax	3.0	7.0	55.1	57.0	203.9
Depreciation charges	10.4	9.6	31.2	27.9	41.3
Financing costs	2.5	2.9	5.9	7.6	8.6
Increase in inventories	(147.4)	(117.0)	(157.2)	(137.9)	(52.3)
Decrease/(increase) in trade and other receivables	10.7	7.9	46.0	47.5	(44.5)
Increase in payables and deferred income	76.8	61.2	50.8	37.8	11.1
Other non-cash movements	1.0	0.9	3.0	2.5	4.5

Cash generated from operations	(43.0)	(27.5)	34.8	42.4	172.6
Interest paid	(2.8)	(3.4)	(8.1)	(9.7)	(11.6)
Taxation paid	(13.2)	(9.0)	(54.9)	(47.0)	(56.5)

Net cash from operating activities	(59.0)	(39.9)	(28.2)	(14.3)	104.5

Investing activities:
Interest received	0.2	0.2	1.9	1.2	1.8
Proceeds from sale of property, plant and equipment	7.5	—	7.5	—	0.2
Purchase of plant and equipment	(24.2)	(23.4)	(59.4)	(59.1)	(70.5)

Cash flows from investing activities	(16.5)	(23.2)	(50.0)	(57.9)	(68.5)

Financing activities:
Proceeds from issue of share capital	0.6	0.5	2.5	5.2	7.3
Purchase of own shares by ESOT	—	—	—	(9.5)	(9.5)
Increase in/(repayment of) borrowings	67.7	62.5	82.3	52.7	(8.1)
Dividends paid	—	—	(45.5)	(37.3)	(43.8)

Cash flows from financing activities	68.3	63.0	39.3	11.1	(54.1)

Reconciliation of movement in cash and cash equivalents:
Net decrease in cash and cash equivalents	(7.2)	(0.1)	(38.9)	(61.1)	(18.1)
Opening cash and cash equivalents	28.4	15.9	59.6	76.9	76.9
Translation difference	(1.4)	0.3	(0.9)	0.3	0.8

Closing cash and cash equivalents	19.8	16.1	19.8	16.1	59.6

Reconciliation of cash flows to movement in net debt:(1) Change in net debt resulting from cash flows	(74.9)	(62.6)	(121.2)	(113.8)	(10.0)
Translation difference	(2.7)	1.1	(13.2)	1.1	6.4

Movement in net debt in the period	(77.6)	(61.5)	(134.4)	(112.7)	(3.6)
Opening net debt	(140.3)	(131.1)	(83.5)	(79.9)	(79.9)

Closing net debt	(217.9)	(192.6)	(217.9)	(192.6)	(83.5)

(1)	Net debt represents cash and cash equivalents, short-term borrowings and bank loans.

Notes to the unaudited interim financial results for the 39 weeks ended 29 October 2005

1. Basis of preparation

These interim financial statements have been prepared on the basis of International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) expected to be endorsed by the European Union (“EU”) and available for use by European companies for accounting periods beginning on or after 1 January 2005. IFRS is subject to review and possible amendment or interpretive guidance and therefore subject to change. Details of the accounting policies applied are set out in the Group’s Annual Report and Accounts for the year ended 29 January 2005, as amended for the adoption of IFRS, details of which are given in Note 10 below. These policies assume that the amendments to IAS 19 ‘Employee Benefits’, allowing actuarial gains and losses to be recognised in full through reserves, will be endorsed by the EU.

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The comparative figures for the 52 weeks ended 29 January 2005 are not the Company’s statutory accounts for that period. Those accounts, which were prepared under UK GAAP, have been reported on by the Company’s auditors and have been delivered to the Registrar of Companies following the Company’s Annual General Meeting. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Companies Act 1985.

2. Segment information

	13 weeks ended 29 October 2005	13 weeks ended 30 October 2004	39 weeks ended 29 October 2005	39 weeks ended 30 October 2004	52 weeks ended 29 January 2005
	£m	£m	£m	£m	£m
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	90.5	97.4	273.8	294.7	507.7
US	220.0	196.3	759.6	683.3	1,107.8

	310.5	293.7	1,033.4	978.0	1,615.5

Operating (loss)/Profit
UK, Channel Islands & Republic of Ireland
- Trading(1)	(2.5)	3.7	(4.9)	9.7	76.9
- Group central costs	(1.5)	(1.7)	(4.7)	(4.9)	(6.8)

	(4.0)	2.0	(9.6)	4.8	70.1
US	9.5	7.9	70.6	59.8	142.4

	5.5	9.9	61.0	64.6	212.5

The Group’s results derive from one business segment - the retailing of jewellery, watches and gifts.

(1)	UK trading profit for the 39 weeks ended 30 October 2004 and for the 52 weeks ended 29 January 2005 includes a restructuring charge of £1.7 million.

3. Financing costs

	13 weeks ended 29 October 2005	13 weeks ended 30 October 2004	39 weeks ended 29 October 2005	39 weeks ended 30 October 2004	52 weeks ended 29 January 2005
	£m	£m	£m	£m	£m
Interest payable	(2.8)	(3.4)	(8.1)	(9.7)	(11.6)
Pensions financing credit	0.1	0.3	0.3	0.9	1.2
Interest receivable	0.2	0.2	1.9	1.2	1.8

	(2.5)	(2.9)	(5.9)	(7.6)	(8.6)

Notes to the unaudited interim financial results for the 39 weeks ended 29 October 2005

4. Taxation

The net taxation charges in the profit and loss accounts for the 13 weeks and 39 weeks ended 29 October 2005 have been based on the anticipated effective taxation rate for the 52 weeks ending 28 January 2006.

5. Translation differences

The exchange rates used for the translation of US dollar transactions and balances in these interim statements are as follows:

	29 October 2005	30 October 2004	29 January 2005
Profit and loss account (average rate)	1.84	1.82	1.86
Balance sheet (closing rate)	1.78	1.83	1.89

The effect of restating the balance sheet at 30 October 2004 to the exchange rates ruling at 29 October 2005 would be to increase net debt by £5.6 million to £198.2 million. Restating the profit and loss account would decrease the pre-tax profit for the 39 weeks ended 30 October 2004 by £0.5 million to £56.5 million.

6. Earnings per share

	13 weeks ended 29 October 2005	13 weeks ended 30 October 2004	39 weeks ended 29 October 2005	39 weeks ended 30 October 2004	52 weeks ended 29 January 2005
	£m	£m	£m	£m	£m
Profit attributable to shareholders	2.0	4.1	36.1	35.9	134.8

Weighted average number of shares in issue (million)	1,736.6	1,732.9	1,736.3	1,730.8	1,731.6
Dilutive effect of share options (million)	5.5	5.3	5.8	5.1	3.6

Diluted weighted average number of shares (million)	1,742.1	1,738.2	1,742.1	1,735.9	1,735.2

Earnings per share
- basic	0.1p	0.2p	2.1p	2.1p	7.8p
- diluted	0.1p	0.2p	2.1p	2.1p	7.8p

The number of shares in issue at 29 October 2005 was 1,736,757,673 (30 October 2004: 1,733,113,548 shares, 29 January 2005: 1,735,615,152 shares).

7. Dividend

A dividend of 0.4125p per share was paid on 4 November 2005 to shareholders on the register of members at the close of business on 7 October 2005.

Notes to the unaudited interim financial results for the 39 weeks ended 29 October 2005

8. Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales, operating profit, profit before tax and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

39 weeks ended 29 October 2005	39 weeks ended 29 October 2005	39 weeks ended 30 October 2004	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	273.8	294.7	(7.1)	—	294.7	(7.1)
US	759.6	683.3	11.2	(7.4)	675.9	12.4

	1,033.4	978.0	5.7	(7.4)	970.6	6.5

Operating (loss)/profit
UK, Channel Islands & Republic of Ireland
- Trading	(4.9)	9.7	n/a	—	9.7	n/a
- Group central costs	(4.7)	(4.9)	n/a	—	(4.9)	n/a

	(9.6)	4.8	n/a	—	4.8	n/a
US	70.6	59.8	18.1	(0.6)	59.2	19.3

	61.0	64.6	(5.6)	(0.6)	64.0	(4.7)

Profit before tax	55.1	57.0	(3.3)	(0.5)	56.5	(2.5)

At 29 October 2005	29 October 2005	30 October 2004	Impact of exchange rate movement	At constant exchange rates (non-GAAP)
	£m	£m	£m	£m
Net debt	(217.9)	(192.6)	(5.6)	(198.2)

9. Reconciliation of IFRS to US GAAP

Whilst the Group is not required to prepare a US GAAP reconciliation on a quarterly basis, it has historically provided such a reconciliation for the convenience of shareholders and potential investors. As part of the transition to IFRS, the Group provides IFRS to UK GAAP reconciliations for interim reporting during 2005 but does not expect to provide an IFRS to US GAAP reconciliation. The Group will provide an IFRS to US GAAP reconciliation in its financial statements for the year ended 28 January 2006 as part of its Annual Report on Form 20-F.

Notes to the unaudited interim financial results for the 39 weeks ended 29 October 2005

10. Adoption of IFRS

(i) Revised accounting policies adopted

For financial years commencing on or after 1 January 2005 the Group is required to report in accordance with IFRS as adopted by the EU. The Group therefore now prepares its results under IFRS. This announcement contains comparative information for the 13 weeks and 39 weeks ended 30 October 2004 and for the 52 weeks ended 29 January 2005 that has been prepared under IFRS. IFRS is subject to review and possible amendment or interpretive guidance and therefore subject to change. Revised accounting policies adopted as a result of the application of IFRS are given below. All other accounting policies applied are consistent with those disclosed in the Annual Report & Accounts for the 52 weeks ended 29 January 2005.

These changes have no impact on the Group’s historical or future cash flows or the timing of cash received and paid.

The rules for the first time adoption of IFRS are set out in IFRS 1 ‘First-time Adoption of International Reporting Standards’. In general, a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS. A number of exceptions from retrospective application are allowed to assist companies as they move to reporting under IFRS. Where the Group has taken advantage of the exemptions they are noted below.

IFRS 2 Share-based Payments

In accordance with IFRS 2, the Group recognises a charge to income in respect of the fair value of outstanding employee share options. The fair value is calculated using the binomial valuation model and charged to income over the relevant option vesting period. The optional transitional arrangements, which allow companies to apply IFRS 2 fully retrospectively to all options granted but not fully vested at the relevant reporting date, have been used.

IFRS 3 Business Combinations

Goodwill is carried at cost with impairment reviews performed annually and when there are indications that the carrying value may not be recoverable. Under the transitional arrangements the Group applies IFRS 3 prospectively from the transition date. As a result, all prior business combination accounting is frozen at the transition date of 31 January 2004 and the value of goodwill is also frozen at that date.

IAS 10 Proposed Dividend

Dividends are not accrued for until approved.

IAS 17 Leasing

Where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the income statement on a straight line basis over the lease term. Furthermore, any construction period or other rental holidays are included in the determination of the straight-line expense period. Inducements to enter into a lease are recognised over the lease term.

IAS 18 Revenue Recognition

Revenue is only recognised when all significant risks of ownership have been transferred to the buyer. Provisions for returned goods are recognised in net assets with movements in these provisions recognised in the income statement.

IAS 32 and 39 Financial Instruments

The Group has taken the exemption not to restate comparatives for IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. As a result, the comparative information in this announcement for the 13 weeks and 39 weeks ended 30 October 2004 and for the 52 weeks ended 29 January 2005 is presented on the previously existing UK GAAP basis. The Group applies the hedge accounting provisions of IAS 39 as they relate to forward currency and commodity contracts to the extent practically and economically appropriate in order to minimise future volatility arising from its implementation.

IAS 38 Intangible Assets

Computer software that is not an integral part of the related hardware is classified as an intangible asset and is stated at cost less accumulated depreciation. Depreciation is charged on a straight line basis over periods from three to five years.

Notes to the unaudited interim financial results for the 39 weeks ended 29 October 2005

10. Adoption of IFRS (continued)

(ii) Reconciliation of IFRS to UK GAAP

Estimated effect on sales and profit before tax of differences between IFRS and UK GAAP

	13 weeks ended 30 October 2004	39 weeks ended 30 October 2004	13 weeks ended 29 January 2005	52 weeks ended 29 January 2005
	£m	£m	£m	£m
Sales previously reported under UK GAAP	292.1	963.8	650.6	1,614.4
US extended service agreements restated	(0.4)	(2.3)	2.3	—

Sales restated under UK GAAP	291.7	961.5	652.9	1,614.4

IFRS adjustments:
US insurance income	2.5	7.7	2.7	10.4
Voucher promotions	—	9.7	(11.9)	(2.2)
Movement in returns provision	0.8	3.0	(3.4)	(0.4)
UK warranty sales	(1.3)	(3.9)	(2.8)	(6.7)

Sales in accordance with IFRS	293.7	978.0	637.5	1,615.5

Profit before tax previously reported under UK GAAP	8.4	62.3	148.0	210.3
US extended service agreements restated	(0.4)	(2.3)	2.3	—

Profit before tax restated under UK GAAP	8.0	60.0	150.3	210.3

IFRS adjustments:
Share-based payments	(1.0)	(2.9)	(1.0)	(3.9)
Goodwill amortisation	0.3	0.8	0.2	1.0
Leases	(0.9)	(2.5)	(1.0)	(3.5)
Movement in returns provision	0.6	1.6	(1.6)	—

Profit before tax in accordance with IFRS	7.0	57.0	146.9	203.9

Taxation:
Taxation as previously reported under UK GAAP	(2.9)	(21.5)	(47.6)	(69.1)
US extended service agreements restated	0.1	0.9	(0.9)	—
Tax effect of IFRS adjustments	(0.1)	(0.5)	0.5	—

	(2.9)	(21.1)	(48.0)	(69.1)

Profit for the financial period in accordance with IFRS	4.1	35.9	98.9	134.8

Estimated cumulative effect on total equity of differences between IFRS and UK GAAP

	31 January 2004	30 October 2004	29 January 2005
	£m	£m	£m
Total equity previously reported under UK GAAP	674.9	719.7	739.1
US extended service agreements restated	—	(19.0)	—

Total equity restated under UK GAAP	674.9	700.7	739.1

IFRS adjustments:
Share-based payments	—	—	—
Goodwill amortisation	—	0.8	1.0
Leases	(14.9)	(16.4)	(17.9)
Revenue recognition	(6.0)	(5.0)	(6.0)
Deferred taxation	6.5	6.5	7.5
Dividend recognition	37.3	6.5	45.5

Total equity in accordance with IFRS	697.8	693.1	769.2